Selfridges plc

**Our Ref. 50005**

02042695

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

SUPPL

02 JUL 18 AM 10:07

08 July 2002

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Dear Sirs

**Re: Selfridges File No: 82-4818**

Please find enclosed herewith copy of a recent announcement made to the London Stock Exchange on 5th July 2002.

Yours faithfully

**Ann Shrimpton**
**Company Secretary's Office**

Encs.

dlw 7/18

\Stock Exchange\sec.let.5.7.02.doc

## View Announcement

status list

Announcement Details

| Company | Headline | Embargo | Last Upda |
|---|---|---|---|
| Selfridges PLC | Holding(s) in Company | | 13:55 5 Jul 0: |

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Selfridges plc

2) Name of shareholder having a major interest

Schroder Investment Management Limited

in respect of its interest as investment managers and as parent company of Schr Trusts Limited and any interest that company has and on behalf of Schroders plc company of Schroder Investment Management Limited.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York 7,700

Chase Nominees Limited - 2,453,132

Schroder Nominees Limited - 9,415,022

BT Globenet Nominees Limited A/C 6B - 1,200,000

Chase Manhattan Bank - 361,100

Chase Nominees Limited - 840,800

HSBC Global Custody Nominee (UK) Ltd - 406,986

HSBC Global Custody Nominee (UK) Ltd A/C 771401 - 26,000

MSS Nominees Limited A/C 809797 - 256,000